Exhibit 99.1

Gridsum Reports Unaudited Second Quarter 2019 Financial Results

BEIJING, Sept. 9, 2019 – Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today reported its unaudited financial results for the second quarter ended June 30, 2019.

Highlights

•	Net revenues decreased by 38% to RMB69.7 million (US$10.2 million) from RMB112.4 million in the comparable period of 2018.

•	Net loss attributable to Gridsum’s ordinary shareholders decreased to RMB123.5 million (US$18.0 million) from RMB132.2 million in the comparable period of 2018.

Second Quarter 2019 Financial Results

REVENUES: Net revenues decreased by 38% to RMB69.7 million (US$10.2 million) from RMB112.4 million in the comparable period of 2018.

Enterprise revenues decreased by 40% to RMB60.4 million (US$8.8 million) from RMB100.7 million in the comparable period of 2018, primarily due to the Company’s ongoing strategic evolution to achieve a more optimal revenue mix by proactively optimizing its Search Engine Marketing (SEM) business toward higher return opportunities and a slowdown in the Chinese economy.

E-Government and other revenues decreased by 25% to RMB9.9 million (US$1.4 million) from RMB13.2 million in the comparable period of 2018, mainly due to the lengthening sales cycles and lower budgeted spending by the Chinese government for legal services solutions as a result of government reorganization efforts which began in 2018.

COST OF REVENUES: Cost of revenues was RMB19.9 million (US$2.9 million), compared with RMB22.8 million in the comparable period of 2018.

GROSS PROFIT AND GROSS MARGIN: Gross profit decreased by 44% to RMB49.7 million (US$7.2 million) from RMB89.6 million in the comparable period of 2018, while gross margin decreased to 71.4% from 79.7%. This was mainly due to a change in revenue mix as well as a time-lag between the Company’s restructuring/optimization of its revenue mix and its cost structure.

OPERATING EXPENSES: Total operating expenses were RMB181.7 million (US$26.5 million), compared with RMB203.3 million in the comparable period of 2018.

•

Sales and marketing expenses were RMB38.1 million (US$5.6 million), compared with RMB40.1 million in the comparable period of 2018. The decrease was primarily due to a RMB4.0 million decrease in staff and other costs, which was partially offset by a RMB1.0 million increase in share-based compensation expenses.

•

Research and development expenses were RMB87.9 million (US$12.8 million), compared with RMB119.9 million in the comparable period of 2018. The decrease primarily reflected the Company moving past the peak of front-end investment into its industrial AI and IIoT platforms.

•

General and administrative expenses were RMB55.7 million (US$8.1 million), compared with RMB43.3 million in the comparable period of 2018. The increase was primarily due to a RMB8.7 million increase in share-based compensation expenses, a RMB5.4 million increase in office leasing costs and a RMB5.3 million increase in staff costs, which were partially offset by a RMB12.9 million decrease in professional service fees.

LOSS FROM OPERATIONS: Loss from operations was RMB132.0 million (US$19.2 million), compared with RMB113.7 million in the comparable period of 2018.

NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss attributable to Gridsum’s ordinary shareholders was RMB123.5 million (US$18.0 million), compared with RMB132.2 million in the comparable period of 2018. Net loss attributable to Gridum’s ordinary shareholders narrowed due to a decrease in research and development expenses, gain on change in fair value of derivative liabilities and income tax benefit.

NON-GAAP NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss attributable to Gridsum’s ordinary shareholders, which is defined as net loss attributable to Gridsum’s ordinary shareholders before share-based compensation expenses, was RMB103.2 million (US$15.0 million), compared with RMB123.1 million in the comparable period of 2018.

EBITDA: Loss before interest, income tax, depreciation and amortization was RMB119.6 million (US$17.4 million), compared with RMB113.1 million in the comparable period of 2018.

ADJUSTED EBITDA: Adjusted loss before interest, income tax, depreciation and amortization, which excludes share-based compensation expenses, was RMB99.3 million (US$14.5 million), compared with RMB104.0 million in the comparable period of 2018.

NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss per ADS attributable to Gridsum’s ordinary shareholders was RMB3.60 (US$0.52), compared with RMB4.29 in the comparable period of 2018.

NON-GAAP NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders was RMB3.01 (US$0.44), compared with RMB3.99 in the comparable period of 2018.

Each ADS represents one Class B ordinary share. For purposes of determining net loss per ADS attributable to Gridsum’s ordinary shareholders, the weighted average number of ordinary shares for the second quarter of 2019 was 34,315,488. As of June 30, 2019, the total number of ordinary shares outstanding was 34,460,747.

Balance Sheet

As of June 30, 2019, the Company had cash and cash equivalents of RMB65.6 million (US$9.6 million), and restricted cash of RMB1.3 million (US$0.2 million).

Second Quarter 2019 Review

The Company’s performance in the second quarter of 2019 continued to reflect the Company moving through resolution of some of the challenges, originating in 2018, where a number of events and issues negatively impacted the Company’s business and performance. Additionally, revenue and growth momentum continued to be impacted by the slowdown in the Chinese economy.

The Company’s restructuring of its sales and service functions continues to gain traction and is creating a more optimal revenue mix with a focus on higher-return opportunities. Following significant investments in its industrial AI and IIoT platforms throughout 2018, revenue from the Company’s IIoT business continued to gain strong growth momentum during the quarter and accounted for a low double-digit percentage of total revenues in the quarter.

Recent Development

On July 16, 2019, the Company announced that its board of directors (the “Board”) had received a preliminary non-binding proposal letter, dated July 15, 2019, from Guosheng Qi, Chairman of the Board and the Chief Executive Officer of the Company, Guofa Yu, a director and the Chief Operating Officer of the Company, and their respective affiliated entities, and Beta Dynamic Limited, an affiliate of Hammer Capital Private Investments Limited, proposing to acquire the Company in a going private transaction for US$3.80 in cash per American depositary share (each representing one Class B ordinary share of the Company), or US$3.80 in cash per ordinary share.

On July 22, 2019, the Company announced that the Board had formed a special committee (the “Special Committee”) comprised of three independent directors Mr. Dannis Cheuk Yin Lee, Mr. Xudong Gao and Mr. Feng Lu, to evaluate the proposal and any other alternative transactions. Mr. Lee had been appointed as Chairman of the Special Committee.

On August 9, 2019, the Company announced that the Special Committee retained Orrick, Herrington & Sutcliffe LLP as its legal counsel in connection with its review and evaluation of the proposal.

At this time, no decisions have been made with respect to Gridsum’s response to the proposal or any other alternative transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the proposal or any other alternative transaction will be approved or consummated.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. Dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8650 to US$1.00, the noon buying rate in effect on June 28, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses the following non-GAAP financial measures as supplemental measures to review and assess the Company’s operating performance: non-GAAP net loss attributable to Gridsum’s ordinary shareholders, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders, non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared in accordance with U.S. GAAP. Non-GAAP net loss attributable to Gridsum’s ordinary shareholders is net loss attributable to Gridsum’s ordinary shareholders before share-based compensation, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders is the per share equivalent and non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders is the per ADS equivalent, EBITDA is net loss before interest income and expenses, income tax expenses and depreciation expenses, and adjusted EBITDA is EBITDA before share-based compensation.

The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate the Company’s business plans. These non-GAAP financial measures enable the Company’s management to assess the Company’s operating results without considering the impact of non-cash charges, including depreciation expenses and share-based compensation, and without considering the impact of non-operating items such as interest income and expenses and income tax expenses. The Company also believes that the use of these non-GAAP measures facilitates investors’ assessment of the Company’s operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income and expenses, income tax expenses, depreciation expenses and share-based compensation have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of adjusted EBITDA. Further, these non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies, including Gridsum’s peer companies, so their utility for comparison purposes may be limited.

The Company compensates for these limitations by reconciling the Company’s non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating the Company’s performance. Investors are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure. A reconciliation of these non-GAAP financial measures to their closest U.S. GAAP financial measures appears at the end of this release.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better-informed decisions and be more productive.

For more information, please visit http://www.gridsum.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to unexpected difficulties in pursuit of our goals and strategies, unpredictability of demand for new solutions we have developed, difficulties keeping and strengthening relationships with customers, potential difficult expanding our customer base or securing new orders from existing customers, potentially costly research and development activities, liquidity and the availability of additional capital when needed, and weaknesses of our internal controls, competition in the digital intelligence market, PRC governmental policies relating to media, software, big data, the internet, internet content providers and online advertising; and general economic and business conditions . Further information regarding these and other risks is included in Gridsum’s annual report on Form 20-F and other reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com

GRIDSUM HOLDING INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unaudited)

	As of
	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	92,684	65,567	9,551
Restricted cash	1,334	1,349	197
Accounts receivable, net	397,969	402,901	58,689
Prepayments and other current assets	294,904	268,465	39,107

Total current assets	786,891	738,282	107,544
Non-current assets:
Investment in associates	5,000	5,000	728
Property, equipment and software, net	62,328	53,633	7,813
Intangible assets, net	13,840	22,109	3,221
Goodwill	537	537	78
Deferred tax assets	46,359	62,466	9,099
Other non-current assets	435	434	63
Operating lease right-of-use assets	—	131,709	19,186

Total non-current assets	128,499	275,888	40,188

Total assets	915,390	1,014,170	147,732

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank loan	5,000	60,000	8,740
Accounts payable	97,293	27,138	3,953
Salary and welfare payables	65,451	54,574	7,950
Taxes payable	110,529	114,644	16,700
Deferred revenues	36,126	47,640	6,940
Advances from customers	154,731	168,906	24,604
Accrued expenses and other current liabilities	147,940	141,770	20,651
Derivative liabilities	596	19,059	2,776
Operating lease liabilities current	—	36,861	5,369
Convertible note	242,702	261,692	38,120

Total current liabilities	860,368	932,284	135,803
Non-current liabilities:
Long-term borrowing	—	91,948	13,394
Deferred tax liabilities	212	193	28
Operating lease liabilities non-current	—	104,889	15,279

Total non-current liabilities	212	197,030	28,701

Total liabilities	860,580	1,129,314	164,504

Shareholders’ (deficit)/equity:
Ordinary shares —Class A	31	31	5
Ordinary shares —Class B	177	200	29
Additional paid-in capital	1,146,253	1,251,771	182,341
Statutory reserve	12,903	12,903	1,879
Accumulated other comprehensive loss	(35,496)	(25,464)	(3,709)
Accumulated deficit	(1,077,409)	(1,362,327)	(198,445)

Total Gridsum shareholders’ (deficit)/equity	46,459	(122,886)	(17,900)
Non-controlling interest	8,351	7,742	1,128

Total shareholders’ (deficit)equity	54,810	(115,144)	(16,772)

Total liabilities and shareholders’ equity	915,390	1,014,170	147,732

GRIDSUM HOLDING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share, per share and per ADS data, unaudited)

	For the Three Months Ended
	30-Jun-18	30-Jun-19	30-Jun-19
	RMB	RMB	USD
Revenues:
Enterprise	100,676	60,381	8,796
e-Government and other	13,204	9,879	1,439
Less: Business tax and surcharges	(1,487)	(576)	(84)

Net revenues	112,393	69,684	10,151
Cost of revenues	(22,812)	(19,936)	(2,904)

Gross profit	89,581	49,748	7,247
Operating expenses:
Sales and marketing expenses	(40,102)	(38,125)	(5,554)
Research and development expenses	(119,907)	(87,947)	(12,811)
General and administrative expenses	(43,296)	(55,652)	(8,107)

Total operating expenses	(203,305)	(181,724)	(26,472)

Losses from operations	(113,724)	(131,976)	(19,225)
Foreign exchange loss	(3,462)	(297)	(43)
Interest expense, net	(2,332)	(4,783)	(697)
Other (expense)/income, net	2,058	3,045	444
Amortization of debt discount	(5,995)	(10,415)	(1,517)
Gain on change in fair value of derivative liabilities	—	10,824	1,577

Loss before income tax	(123,455)	(133,602)	(19,461)
Income tax benefit	(8,873)	9,745	1,420

Net loss	(132,328)	(123,857)	(18,041)
Less: Net loss attributable to non-controlling interests	(142)	(331)	(48)

Net loss attributable to Gridsum Holding Inc.	(132,186)	(123,526)	(17,993)

Net loss attributable to Gridsum’s ordinary shareholders	(132,186)	(123,526)	(17,993)

Net loss	(132,328)	(123,857)	(18,041)
Foreign currency translation adjustment, net of tax	4,853	4,371	637

Comprehensive loss	(127,475)	(119,486)	(17,404)
Less: Comprehensive loss attributable to non-controlling interests	(142)	(331)	(48)

Comprehensive loss attributable to Gridsum Holding Inc.	(127,333)	(119,155)	(17,356)

Weighted average number of ordinary shares used in per share calculations:
Basic and diluted	30,825,645	34,315,488	34,315,488
Net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(4.29)	(3.60)	(0.52)
Net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(4.29)	(3.60)	(0.52)

GRIDSUM HOLDING INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share and per ADS data, unaudited)

	For the Three Months Ended
	30-Jun-18	30-Jun-19	30-Jun-19
	RMB	RMB	USD
Reconciliation of net loss attributable to Gridsum’s ordinary shareholders to non-GAAP net loss attributable to Gridsum’s ordinary shareholders
Net loss attributable to Gridsum’s ordinary shareholders	(132,186)	(123,526)	(17,993)
Share-based compensation	9,091	20,332	2,962
Non-GAAP net loss attributable to Gridsum’s ordinary shareholders	(123,095)	(103,194)	(15,031)

Weighted average number of ordinary shares used in net loss per share attributable to Gridsum’s ordinary shareholders and non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders calculations:

Basic and diluted	30,825,645	34,315,488	34,315,488
Net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(4.29)	(3.60)	(0.52)
Net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(4.29)	(3.60)	(0.52)
Non-GAAP net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(3.99)	(3.01)	(0.44)
Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(3.99)	(3.01)	(0.44)

Reconciliation of net loss to EBITDA and adjusted EBITDA
Net loss	(132,328)	(123,857)	(18,041)
Interest expense, net	2,332	4,783	697
Income tax expenses	8,873	(9,745)	(1,420)
Depreciation and amortization expenses	8,032	9,204	1,341
EBITDA	(113,091)	(119,615)	(17,423)
Share-based compensation	9,091	20,332	2,962
Adjusted EBITDA	(104,000)	(99,283)	(14,461)